December 8, 2004

Mail Stop 0510


ATEL Capital Equipment Fund XI, LLC
600 California Street, 6th Floor
San Francisco, CA 94108
Attention: Dean L. Cash

Re: 	ATEL Capital Equipment Fund XI, LLC
Form S-1, filed November 8, 2004
File No. 333-120276

Dear Mr. Cash:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide printed amendments supplementally with your next filing so that we can review the graphics.

2. Throughout your prospectus you identify risks related to an investment in the units that are not disclosed in the risk factors section. If these risks are material to an investment in the units, they should be set forth in the risk factors section. Please revise accordingly.

Front Cover Page of Registration Statement

3. We note that you state that your SIC code number is 7394. It appears from our records that your SIC code number is 7359.
Please
ensure that all future filings are filed under the correct SIC code number.

Cover Page of Prospectus

4. Please re-order your list of risk factors to present them in order of their materiality to an investor. For example, the seventh risk factor should be at the top of your list.

5. Please revise your third risk factor to disclose the actual risk to an investor, namely the risk that an investor cannot evaluate the risks of, or potential returns from, any of your investments. In addition, please revise this risk factor to clarify that you have not identified any of your equipment investments or lessees.

6. We note that your fourth risk factor bundles two risks together.
Please assign each risk its own bullet point and disclose the actual risk to an investor.

7. Please revise your fifth risk factor to disclose the actual risk to an investor, namely the risk that you may have losses if your revenues are insufficient to pay your debt service.

8. Please revise your seventh risk factor to clarify that all distributions may be a return of capital.

9. We note that your eighth risk factor does not appear in the risk factors section under its own subheading. Please either delete this risk or revise your risk factors section to include this risk under its own subheading.

10. We note your disclosure on page 46 regarding the difficulties in the equipment leasing market during the past three years. This would appear to be a material risk that should be disclosed on your cover page. Please revise accordingly.

11. Please disclose the termination date of your offering.

12. Please disclose that ATEL Securities Corporation is acting as the dealer manager for the group of participating broker-dealers and that it is an affiliate.

13. Your cover page should be followed immediately by a detailed table of contents, the summary and the risk factors. Please move your disclaimer regarding forecasts elsewhere in your prospectus.

Table of Contents

14. Your table of contents should list each risk factor, not simply the groups of risk factors. In addition, please revise "Risk
Factors" so that it describes each risk under a separate caption.

Summary of the Offering, page 6

General

15. Please provide a brief summary of the maximum amount of borrowing that you expect to use and whether this amount will change depending on the amount you actually raise.

16. Please provide a cross-reference to the glossary.

Management, page 6

17. Please disclose that you will have no employees and that the manager will be making all investment decisions for you.

Risk Factors, page 6

18. We note our comments above regarding the risk factors set forth on the cover page of your prospectus. The summary risk factors should be in the same order as these risk factors. In addition, the summary risk factors should not merely repeat the risks presented on the cover page of your prospectus.

Who Should Invest, page 6

19. Please provide a cross-reference to your disclosure regarding the suitability requirements of individual states.

Summary of the Operating Agreement - Transferability of Units, page 8

20. Please disclose that the manager intends to take steps to assure that no public trading market develops for the units.

Risk Factors, page 9

General

21. We note that in your introductory paragraph you state that there may be additional risks discussed elsewhere in your prospectus. You must disclose in this section all risks that you believe are material at this time. Please delete this language from your introductory paragraph.

22. Please move your subsection entitled "Risks Inherent in the Structure of the Fund" so that it appears first. In addition, please re-order your risk factors so that they appear in the same order as the risk factors set forth on the cover page of your prospectus.

23. Many subheadings in this section are too vague and generic to adequately describe the risk that follows. For example, on page 10, you use the subheading "The equipment leasing industry is competitive." Since all companies operating in a free market economy are subject to competition, this subheading is not descriptive. In addition, certain subheadings merely state a fact about your business, such as "Demand for equipment fluctuates," "The Manager is subject to certain potential conflicts of interest," "The Manager will receive substantial compensation" and "There are significant limitations on the transferability of Units." Please revise your risk factor subheadings to reflect the risk that follows. As a general rule, your revised subheadings should work only in your prospectus. If they are readily transferable to other companies` offering documents, they are likely too generic. See Item 503(c) of
Regulation S-K.

24. It appears that you are including more than one risk under one subheading. Examples of "bundled" risk factors include "The success of the Fund will be subject to risks inherent in the equipment leasing business," "The Fund may be harmed if a lessee defaults on its lease," "The Fund may lease equipment outside of the United States" and "Investors will have limited voting rights and must rely on management for the success of the Fund." In order to give prominence to each risk factor, we suggest that you assign each risk its own descriptive subheading. See Item 503(c) of Regulation S-K.

25. In each risk factor, get to the risk as quickly as possible and provide only enough detail to place the risk in context. In some of your risk factors, the actual risk you are trying to convey does not stand out from the extensive detail you provide. For example, what specifically is the risk in your risk factor under "The Fund may lease equipment outside of the United States." This risk factor explains in detail several actions that you will take but it does not address the actual risk clearly. In addition, under many subheadings your detail includes the benefits of a particular course of action, the actions that you will take to mitigate the risk or disclaimers regarding your inability to assure, control or guarantee outcomes. This detail does not address the risk described under your subheading. Please revise your risk factors accordingly.

The Fund will be subject to the risk of claims..., page 11

26. Please describe with greater specificity the duties that could be imposed on you and please provide specific examples. In addition, please disclose the effect that the imposition of these duties has had on the prior programs, including the amount of the liabilities imposed as a result thereof, so that an investor can assess the magnitude of the risk.

The Fund has not identified all of its equipment and lessees, page
12

27. Please revise your disclosure under this subheading to clarify that you have not identified any of your equipment investments or lessees.

A substantial portion of Fund distributions from lease revenues..., page 13

28. Please revise your disclosure under this subheading to clarify that all distributions may be a return of capital.

29. Your disclosure under this subheading discusses the tax treatment of distributions rather than the risk described in the subheading, namely that investors may not receive any investment income.
Please
revise accordingly.

Risks Relating to Tax Matters, page 14

30. Please provide cross-references to your fuller discussions set forth under "Federal Income Tax Consequences." See Item 7.B. of
Industry Guide 5.

Risks Related to ERISA Matters, page 15

31. Your disclosure under this subheading appears to repeat disclosure that is set forth under the heading "ERISA
Considerations," rather than presenting reasons why your offering is risky or speculative to an investor. Please revise accordingly.

Who Should Invest, page 15

32. Please move your disclosure under "State Requirements" beginning on page 76 to this section to facilitate an investor`s understanding of your suitability standards.

Estimated Use of Proceeds, page 16

33. We note your statement that the figures set forth in this section are estimates and should not be relied upon. Please identify the factors that would result in a material change to these figures.

34. Please arrange your narrative discussion to follow the line items set forth in your table. In addition, we note that your narrative discussion is not consistent with the line items set forth in your table. For example, the narrative disclosure of offering and organizational expenses includes items that are not included in the related line item in your table. Please revise accordingly.

35. We note your disclosure regarding the purchase of units by the manager, its affiliates and participating broker-dealers. Please identify the conditions that must be satisfied to transfer these units. In addition, please consider moving this disclosure to the "Plan of Distribution" section where it is also discussed.

36. Please disclose the maximum amount that can be placed into capital reserves and the factors that would affect this amount.

Management Compensation, page 18

37. We note that the manager will have a carried interest of 7.5%. Please provide the disclosure required by Item 4.D. of Industry
Guide
5.

Investment Objectives and Policies, page 22

General Policies, page 22

38. We note that you state that your portfolio will include some high-technology equipment. Please disclose the anticipated percentage that this equipment will represent of your total portfolio.

Types of Equipment, page 24

39. We note the types of equipment that you may purchase include aircraft, locomotives and manufacturing equipment. We also note that in the Form 10-K for the year ended December 31, 2003 of your affiliate, ATEL Capital Equipment Fund VIII, LLC, your affiliate recorded impairment losses because there was continued decline in the markets for these types of equipment. Please explain whether the market for these types of equipment remains down, is declining further or is improving. In addition, if this market remains down or is declining further, please explain why you would invest in these types of equipment.

40. Please disclose whether a category of equipment is low-technology or high-technology, as readers may not be familiar with the distinction.

Aircraft, page 25

41. Please explain why you place limits on your investments in aircraft.

Description of Leases, page 32

42. Please describe under what circumstances you would agree to be responsible for the "net lease" obligations. In addition, please disclose the estimated costs of these obligations as a percentage of the equipment`s cost.

43. We note that you have contracts and/or arrangements with governmental entities. Please advise us as to whether you have considered Item 101(c)(ix) of Regulation S-K.

Growth Capital Financing, page 33

44. We note your disclosure regarding your determination to not be deemed an investment company for purposes of the Investment Company
Act of 1940. We also note that you may enter into transactions in which you receive a note from the lessee. Please advise us as to whether you have considered these notes, which will be deemed to be securities, for purposes of determining whether you will be an investment company under the Investment Company Act of 1940.

Leasing Industry and Competition, page 35

45. Please disclose the principal methods of competition in your industry. In addition, please discuss your competition`s advantages over you and how this affects your competitive position within your industry. See Item 101(c)(x) of Regulation S-K.

Conflicts of Interest, page 37

46. With respect to each potential conflict of interest discussed in this section, please describe the methods by which you, the manager and its affiliates will minimize the potential conflicts. In addition, please describe the benefits and detriments to each party that is subject to a conflict. See Release No. 33-6900.

47. We note that the manager, its affiliates and the participating broker-dealers may purchase units at a reduced price in relation to other investors. It would appear that these purchasers would achieve a full return of capital earlier than other investors. Please discuss the conflicts of interest that may arise as a result of this disparity.

Fiduciary Duty of the Manager, page 39

48. Please describe with greater specificity the nature of the manager`s fiduciary duties to members.

49. Please advise us as to whether your operating agreement modifies any state-law fiduciary duty standards. To the extent it does, please disclose each modification, the reasons for this modification and the benefits and detriments to both you and the manager as a result of this modification.

Management, page 40

The Manager, page 40

50. Please disclose that you will not have any employees and that, if true, the management listed will be the individuals responsible for making investment decisions for you.

51. We note your disclosure on page 37 regarding the manager`s contingent liability for the prior programs. Please advise us as to whether you have considered Item 9.D. of Industry Guide 5.

Management Compensation, page 43

52. Please consider replacing the disclosure under this subheading with a cross-reference to the "Management Compensation" section.

Management of the Fund`s Operations and Administration, page 43

53. Please identify the reasons why the manager would permit a third party to manage your equipment. In addition, please disclose the fees that would be paid to such third party, in particular whether these fees would be in addition to or subtracted from the asset management fee paid to the manager.

Prior Performance Summary, page 44

54. Please provide the disclosure required by Item 8.A. of Industry
Guide 5 with respect to the prior private programs.

55. Please describe with greater specificity the difficulties experienced by the equipment leasing market during the past three years.

56. Please disclose the anticipated termination date of the tenth prior program`s offering.

57. We note your disclosure regarding lessee defaults in connection with the prior programs. Please expand your disclosure to include the defaults rates.

Federal Income Tax Consequences, page 51

58. This section should summarize the opinion of counsel that is filed as an exhibit to your registration statement, as opposed to counsel`s opinion that the summary provided is accurate. Please revise accordingly. See Item 12.A. of Industry Guide 5.

59. This section should summarize all material Federal income tax aspects of your offering. Please revise your introductory paragraph accordingly.

Summary of the Operating Agreement, page 68

General, page 68

60. This section should summarize the material terms of your operating agreement. Please revise your introductory paragraphs accordingly.

61. Please provide a cross-reference in the second paragraph of your introduction with respect to those provisions of your operating agreement that are summarized elsewhere in your prospectus.

62. Please discuss the removal, withdrawal and replacement of the manager, as well as any limitations on the authority of the manager.

Voting Rights of Members, page 69

63. We note that certain voting rights of the members are not described under this subheading. For example, members have the right to approve modifications to investment objectives and policies.
Please revise accordingly.

Repurchase of Units, page 73

64. Please provide the disclosure required by Item 17 of Industry
Guide 5.

Plan of Distribution, page 74

65. Please clarify whether units purchased by participating broker-dealers will count towards the minimum investment amount.

Reports to Holders, page 77

66. We note that this section does not reflect your undertakings set
forth in Part II of your registration statement. For example, the delivery time with respect to your quarterly reports is different than that which is provided in your undertakings. In addition, deliveries that you have undertaken to provide to members are not disclosed in this section. Please revise accordingly. See Item 15 of Industry Guide 15.

Supplemental Sales Material, page 78

67. As you know, any supplemental sales materials to be used in connection with your offering are required to be submitted to us pursuant to the requirements of Item 19.D. of Industry Guide 5 and will be subject to our review and comment. In addition to the requirement that the materials set forth a balanced presentation of risk and reward, please be advised that these materials should not contain any information or disclosure that is inconsistent with or not also provided in your prospectus.

Where You Can Find Additional Information, page 79

68. Please provide the disclosure required by Item 101(e) of Regulation S-K.

Prior Performance Information, page A-1

69. Please provide the disclosure required by the instructions to Appendix II to Industry Guide 5.

70. Please update your disclosure in this section and throughout your prospectus to include financial information through September 30, 2004.

Table II, page A-6

71. Please expand your disclosure to identify and quantify the types of costs included in the subheading "Other operating expenses."

72. Please advise us as to the method of calculating the line item "Dollar amount of cumulative cash generated from operations before deducting payments to the General Partner / Managing Member."

73. We note that the sum of the total amount paid from proceeds and the total amount paid from operations does not equal the total amount paid as broken down by year. Please explain this discrepancy.

Table V, page A-13

74. We note that Table V and Table VI are not in the correct order.
Please revise accordingly.  See Appendix II to Industry Guide 5.

Item 13. Other Expenses of Issuance and Distribution, page II-1

75. Please expand your disclosure to also include issuance and distribution expenses, assuming that the minimum number of units are sold.

Item 14. Indemnification of Directors and Officers, page II-1

76. Please describe with greater specificity the indemnification provided by you to the manager and its affiliates, including any exceptions and/or limits. In this regard, we note your disclosure on page 73 of your prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-2

77. Please file as promptly as possible all exhibits required by the exhibit table provided in Item 601(a) of Regulation S-K, in particular Exhibit 8.1. These exhibits and any related disclosure are subject to review and you should allow a reasonable time for our review prior to requesting acceleration.

78. Please file as an exhibit your certificate of formation or explain why it has not been filed as an exhibit.

79. Please file as an exhibit your form of subscription agreement or explain why it has not been filed as an exhibit.

Item 17. Undertakings, page II-2

80. Please provide the undertakings required by Item 20.D. of Industry Guide 5.

Exhibit 23.1

81. Please update Ernst and Young LLP`s consent to include the complete file number of your registration statement.

*			*			*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Meagan Caldwell at (202) 824-5578 or Rufus Decker at (202) 942-1774 if you have questions regarding comments on the financial statements and related matters.  Please contact
Andrew
Schoeffler at (202) 824-5612 or, in his absence, Mark Webb at
(202)
942-1874 or the undersigned at (202) 942-1950 with any other questions.

Sincerely,


Pamela A. Long
Assistant Director


cc:	Paul J. Derenthal, Esq.
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Dean L. Cash
ATEL Capital Equipment Fund XI, LLC
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE